Exhibit 21 to 2004 10-K

LIST OF SUBSIDIARIES

(1)	Convergys Customer Management Group Inc., a corporation organized under the laws of the State of Ohio.

(2)	Convergys Information Management Group Inc., a corporation organized under the laws of the State of Ohio.

(3)	Convergys CMG Utah Inc., a corporation organized under the laws of the State of Utah.

(4)	Convergys Customer Management Canada Inc., a corporation organized under the laws of the Province of New Brunswick, Canada.